

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2022

Rom Papadopoulos
Chief Financial Officer
Viveon Health Acquisition Corp.
c/o Gibson, Deal & Fletcher, PC
Spalding Exchange
3953 Holcomb Bridge Road, Suite 200
Norcross, GA 30092

      Re: Viveon Health Acquisition Corp.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed March 31, 2022
          File No. 001-39827

Dear Mr. Papadopoulos:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Life Sciences